UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amended Form N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its original Notification of Registration on Form N-8A, filed on June 5, 1981 (File Nos. 811-03911 / 002-72671) for the purpose of reflecting the adoption, effective  November 2, 2010, of ZALICO Variable Annuity Separate Account (formerly KILICO Variable Annuity Separate Account) as the new name of the registered separate account, and amends its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amended notification of registration submits the following information:

Name:  ZALICO Variable Annuity Separate Account (formerly KILICO Variable Annuity Separate Account; originally registered as KILICO Money Market Separate Account)

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

1400 American Lane
Schaumburg, Illinois  60196

Telephone Number (including area code):  (425) 577-5100

Name and address of agent for service of process:

Juanita M. Thomas, Esq.
Zurich American Life Insurance Company
1114 Georgia Street
Louisiana, MO 63353

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:  Yes [ X ]*   No [  ]

*  Registrant has two current registration statements on Form N-4 filed with the SEC in accordance with Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), and will amend such registration statements to reflect the changes to this Amended Notification of Registration.  Registrant has four other registration statements on Form N-4 that have been filed with the SEC in accordance with Section 8(b) of the 1940 Act, but that are no longer active, for which Registrant will file a Rule 497 supplement with the SEC to reflect the changes to this Amended Notification of Registration.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this amended notification of registration to be duly signed on behalf of the registrant in the City of New York and State of New York on the 30th day of November, 2010.

Signature: ZALICO Variable Annuity Separate Account
(formerly KILICO Variable Annuity Separate Account) (Name of Registrant)
BY: Zurich American Life Insurance Company
(formerly Kemper Investors Life Insurance Company) (Name of Depositor)
BY: /s/ Richard W. Grilli
Richard W. Grilli Chief Operating Officer and Senior Vice President

Attest:       /s/ Craig Toffolo
(Name)

                     Assistant Secretary
(Title)